Exhibit 99.3

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL UNIT AWARDS SITE GEOTECHNICAL SERVICES CONTRACT

KIPI Maloy, Kalimantan Timur, Indonesia, 8 March 2018 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) today announced that its Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC"), has awarded a contract to PT MIT IVEL Geoscience ("MIT") of Bandung, Indonesia, for the provision of services related to site geotechnical surveys for KKC's Maloy Refinery.

Under the contract, MIT will undertake site topographic mapping, soil testing, and similar geotechnical surveys within the KIPI Maloy Port and Industrial Park to facilitate KKC's selection of a suitable 30 to 45 hectare site for the erection of KKC's Maloy Refinery. Additionally, MIT will advise KKC and assist with the preparation of survey and analysis for suitable sites for refinery related tank storage and truck and marine distribution terminals.

About PT Kilang Kaltim Continental - KKC is the holder of a foreign direct investment license with the Indonesian government which permits it to build, own, and operate a crude oil refinery at the KIPI Maloy port and industrial park, a special economic zone located in the Kutai Timur Regency of East Kalimantan Province, Indonesia. The planned 24,000 barrels per day capacity Maloy Refinery is intended to produce motor fuels for local sale direct to underserved industrial and retail consumers within the East Kalimantan Province. The Company owns an 80% shareholding in KKC, and the Company's 85% owned Indonesian subsidiary, PT Continental Hilir Indonesia, owns the remaining 20%.

About PT MIT IVEL Geoscience - MIT is a privately owned contractor who specializes in site investigation services, geophysical surveys, and feasibility studies. MIT provides services to the oil and gas and mining industries throughout Indonesia.

On behalf of the Company,
Byron Tsokas
Vice President of Business Development

Source: Continental Energy Corporation
Media Contact: Byron Tsokas, Vice President, (1-403-629-8840) btsokas@continentalenergy.com
Further Information is posted on the Company's website at: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any of the Company's plans, intentions, or objectives or similar forward looking statements described herein. In this release, there are no assurances that the geotechnical services contract will result in the successful realization of the planned refinery by the Company's subsidiary. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the US SEC available at www.sec.gov. The Company assumes no obligation to update the information in this release.